

August 15, 2011

<u>Via E-mail</u>
Jeffrey Stroburg
Chief Executive Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, Iowa 50010

> **Re:** **Renewable Energy Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2011**
> **File No. 333-175627**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 31, 2011, as amended**
> **File No. 333-161187**

Dear Mr. Stroburg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you have omitted information beyond that permitted by Rule 430A of Regulation C. Please provide sufficient time for us to process your filing once you include this omitted information and be advised that its effect on disclosure throughout the document may cause us to raise additional issues as part of our review.

2. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the

effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

3. Please update your disclosure throughout your prospectus as of the latest practicable date, including your disclosure relating to beneficial ownership and dilution.

4. Please identify the source(s) for the industry and market information that you provide in your prospectus. In this regard, we note that you have provided numerous factual assertions, but you do not always indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or any other source. If this information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please provide clear disclosure to this effect. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments upon reviewing your response.

5. Under an appropriate heading, please briefly describe in plain English the intended purpose and mechanics of the EPA's renewable identification number, or RIN, system and how it impacts your earnings and operations. In addition, wherever you reference RINs in your prospectus, please provide a cross-reference to the more detailed discussion of RINs requested by this comment. We note your disclosure under the heading "Renewable Fuel Standard" beginning on page 80.

6. We remind you to revise your registration statement to provide updated financial statements and related information, as provided in Rule 3-12 of Regulation S-X.

7. To the extent that you revise your financial statements, related footnotes, MD&A or related financial information in response to our comments, please also revise your future annual and interim filings, as appropriate, to reflect such revisions.

Prospectus Cover Page

8. In view of the requirements of Item 501(b) of Regulation S-K, please tell us why you believe it is necessary to include the second paragraph about your Class A stock on the cover page. We note that your offering does not include any Class A stock.

9. Please remove the term "Joint Book-Running Managers" from the cover page. We would not object to such identification on the outside back cover.

Prospectus summary, page 1

10. Please provide us with supplemental support for the following statements on pages 1 and 2:

- We are the largest producer of biodiesel in the United States.

- We have played a leading role in developing the United States biodiesel industry since our inception in 1996.

- We have led the consolidation of the United States biodiesel industry.

- We are a leading marketer of biodiesel in the United States.

In addition, please disclose the measure against which you have determined that you are the largest producer of biodiesel in the United States. Please make conforming revisions, as necessary, throughout the prospectus.

11. We note your disclosure that the EIA estimated that the global market in 2007 for biodiesel was 522 billion gallons. As you do not appear to have any operation outsides the U.S. at this point, please tell us why you have included this information in the prospectus summary.

Our competitive strengths, page 2

Strategic relationships with other industry participants, page 2

12. Please disclose here that the other industry participants to which you refer are also principal (and possibly selling) stockholders. Please also comply with this comment under the heading "Our Competitive Strengths" on page 88.

Risks associated with our business, page 3

13. We note your risk factor disclosure on page 27 regarding the fact that after this offering your five largest stockholders will continue to beneficially own a sufficient percentage of outstanding common stock to allow them, acting together, to decide all matters requiring stockholder approval. Please tell us what consideration you have given to briefly disclosing this information in the prospectus summary.

The offering, page 5

Use of proceeds, page 5

14. Please disclose here that you intend to use approximately $12 million of the net proceeds from this offering to acquire your facility in Seneca, Illinois.

Risk factors, page 9

15. We note your statements in the introductory paragraph that the risks described are not the only ones you face and that additional risks and uncertainties of which you are currently unaware or that you currently believe are not material may exist. Please clarify that the ensuing discussion covers all material risks or disclose all known material risks and remove language suggesting that there may be other significant risks.

Capitalization, page 35

16. Your table indicates that 14,000,000 shares of Series A Preferred Stock are authorized; however, your balance sheet at March 31, 2011 shows 60,000,000 shares are authorized. Please revise to reconcile the share amounts.

Dilution, page 37

17. Please disclose the amount of dilution that investors in your proposed offering will experience in the event the underwriters exercise their over-allotment option in full.

Selected consolidated financial data, page 39

18. Please revise your consolidated balance sheet data to include your long-term obligations and redeemable preferred stock as provided in Item 301 of Regulation S-K.

Management's discussion and analysis of financial condition and results of operations, page 41

Accounting for Investments, page 48

19. Please revise the first paragraph of your discussion to address your consideration of the percentage ownership in your determination of accounting for investments under the equity method, including disclosing your percentage ownership in Bell LLC, as well as SoyMor prior to its acquisition by you in July 2011.

Risk Management, page 50

20. Please describe the mechanics of your "tolling arrangements," as referenced under this heading and elsewhere in your prospectus.

Critical Accounting Policies, page 51

Revenue Recognition, page 51

21. Please expand your discussion of revenue associated with the governmental incentive programs to discuss the length of time that elapses between the sale of the product giving rise to the incentive and when you determine collectability is reasonably assured by the applicable government agency. Additionally, please tell us, and revise as appropriate if there are circumstances under which the government challenges the incentive and how you account for these occurrences, if any.

22. We note that you act as a sales agent for certain third parties and recognize revenues on a net basis. Please revise to clarify, if true, that this includes sales of biodiesel produced by third parties.

Impairment of Long-Lived Assets and Certain Identifiable Intangibles, page 52

23. Please expand your disclosure to discuss the significant assumptions you used in your impairment analysis, how such assumptions related to then-current market conditions, Please also specifically address your impairment analysis with respect to the four construction-in-progress facilities and the circumstances that resulted in the $7.5M asset impairment during the year ended December 31, 2010

Goodwill Asset Valuation, page 52

24. Please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, and if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

- The amount of goodwill allocated to the reporting unit.

- A description of the material assumptions that drive estimated fair value.

- A discussion of any uncertainties associated with each key assumption.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Results of Operations, page 57

Revenues, pages 57, 60, and 63

25. Please revise your registration statement to quantify how much of the fluctuation in biodiesel revenue, from period to period, was due to average selling price versus gallons sold.

Effects of the Biofuels Merger Recapitalization, pages 59 and 62

26. Please revise your discussion to more fully explain the significant components of the $8.5 million merger recapitalization.

Liquidity and Capital Resources, page 65

Sources of Liquidity, page 65

27. We note that certain of your credit agreement contain financial covenants. To the extent that it is reasonably likely that you will not meet any significant debt covenant, please revise your registration statement to also present, the actual ratios/amounts in addition to the minimum/maximum ratios/amounts permitted at each reporting date. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants. Refer to Section 501.13.c of the Financial Reporting Codification.

28. Please disclose under this heading whether you were in compliance with the financial covenants of the WestLB Revolver as of the most recent measurement date. We note your disclosure on page 67 regarding the terms of this agreement and on page F-44 regarding your overall compliance with restrictive covenants as of December 31, 2010.

Cash Flow – Operating Activities, page 68

29. Please expand your discussion to more fully explain the reasons for the significant changes comprising the fluctuations in your working capital deficit.

Our business, page 85

30. Please tell us what consideration you gave to providing disclosure required by Item 101(c)(1)(iv) with respect to your intellectual property. In this regard we note your disclosure elsewhere in the prospectus about your desire to expand your intellectual property portfolio (e.g., page 3).

Fully Integrated Platform, page 86

31. Please clarify the meaning of your reference to "co-location" in the last paragraph under this heading.

Our Production Network, page 92

32. Please provide disclosure required by Item 102 of Regulation S-K with respect to your headquarters or explain to us why this disclosure is not required.

Competition, page 95

33. Please disclose the methods of competition in your industry. See Item 101(c)(1)(x) of Regulation S-K.

Legal Proceedings, page 98

34. Your disclosure that "[t]hese claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources" appears at odds with your statement that you "are currently not a party to any material legal proceedings." Please advise us accordingly.

Management, page 99

Board Composition, page 105

35. We note your disclosure under this heading that certain of your significant stockholders will have hold rights to appoint two directors to your board of directors. Please name the stockholders who will have this right and provide a cross-reference to your more detailed discussion on page 116 regarding the relevant investment agreement.

Executive Compensation, page 107

Summary Compensation Table, page 109

36. Please indicate in footnote (1) to your summary compensation table, if true, that the stock compensation attributed to Messrs. Stroburg and Oh included the additional 18,000 and 18,635 restricted stock units that were awarded to them, respectively, as discussed under the heading "Long-Term Equity Compensation" on page 108.

Certain relationships and relates party transactions, page 112

37. For each of your related party arrangements, please disclose the dollar amount of the transactions occurring during the years ended December 31, 2008 and 2009. See Instruction 1 to Item 404 of Regulation S-K.

Bunge North America, page 113

38. Please clarify the meaning of your disclosure on page 114 indicating that "REG incurred $211,000 in expense for the year ended December 31, 2010 related to the above described feedstock and biodiesel purchase arrangements with Bunge."

Seneca Transaction, page 115

39. Please clarify whether you will be obligated to issue 150,000 shares to each of the three owners or, instead, 150,000 shares in the aggregate.

Procedures for Approval of Related Party Transactions, page 116

40. Please describe the standards that your audit committee will apply when determining whether to approve or ratify related party transactions.

Principal stockholders and selling stockholders, page 118

41. Please briefly describe the transactions pursuant to which the persons participating in the proposed offering acquired their shares and indicate the dates on which each transaction took place.

42. Please identify the natural persons who have voting and/or dispositive authority over the common stock beneficially owned by each selling stockholder that is a legal entity. Please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

43. Please identify the "Other Selling Stockholders" to which you refer in your table or tell us what basis you have to exclude this information.

44. Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker dealer. If any selling stockholder is an affiliate of a broker-dealer, please tell us the name of the broker-dealer and describe for us the nature of the affiliation. We may have additional comments based on your response.

Certain material United States federal income and estate tax considerations to non-Untied States holders, page 133

45. Please remove the word "certain" from this heading and in the first paragraph thereunder.

Where you can find additional information, page 145

46. We note your disclosure under this heading to the effect that all statements in the prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are qualified by reference to the copy of such document or contract filed as an exhibit to the registration statement. However, you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Financial Statements, page F-1

Note 1 – Organization, Presentation, and Nature of the Business, page F-8

Loss Per Share – Pro Forma Net Loss Per Share, page F-20

47. We note that you intend to provide pro forma net loss per share data given your contemplated recapitalization. In this regard, please tell us what consideration you have given to the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect this change in your equity structure in the balance sheets and to ASC 260-10-55-12 through 55-14 for the presentation of earnings per share.

Note 5 – Blackhawk, page F-28

48. We note that prior to January 1, 2010, the Company consolidated Blackhawk according to the then requirements of ASC Topic 810 and that on January 1, 2010 you deconsolidated Blackhawk as a result of adopting ASU No. 2009-17. Please revise your critical accounting policies to add a section that addresses your previous accounting treatment of Blackhawk and provides a comprehensive discussion of ASU No. 2009-17, such that deconsolidation of Blackhawk was required.

Note 6 – Acquisitions and Equity Transactions, page F-29

General

49. Since you previously had equity interests in both Blackhawk and CIE, please revise your note to provide the disclosures pursuant to FASB ASC 805-10-50-2g.2-4.

50. Please tell us what consideration you have given to providing the financial statements of Central Iowa Energy, LLC and SoyMor Biodiesel, LLC as provided by Rule 3.05 of Regulation S-X.

Tellurian Biodiesel, Inc. and American BDF, LLC, page F-33

51. We note that you issued 598,295 shares and up to an additional 731,250 shares of common stock for certain assets of Tellurian and ABDF. Please revise your disclosure to indicate how you accounted (or intend to account) for the 731,250 common shares in your financial statements.

Note 7 – Variable Interest Entity, page F-36

52. Please reconcile for us the $6,843 Seneca Holdco Liability, at fair value, per your parent only balance sheet on page F-64 to the $10,406 liability per your consolidated balance sheet on page F-3. In this regard, we note the change in fair value as reflected on the respective statements of operations is $4,179. Please address whether there are any underlying differences in your accounting for this item between your parent only balance sheet and your consolidated balance sheet.

Note 11 – Investments, page F-39

53. We note that you account for your investments in WIE and WDB under the cost method "due to the Company no longer having the ability to significantly influence the operations" of the entities. Please revise your disclosure to specifically identify the factors that support your conclusion that you no longer have the ability to exert significant influence over these entities.

Note 13 – Accrued Expenses and Other Liabilities, page F-40

54. Please revise your footnote to describe the facts and circumstances regarding the unfavorable lease obligation.

Note 14 – Borrowings, page F-42

55. Please revise your disclosure to clarify, if true, that the REG Danville term loan is classified as a current liability on your consolidated balance sheets. This comment also applies to your interim financial statements.

Note 22 – Operating Segments, page F-60

56. Please revise your registration statement to disclose revenue by product line as provided in FASB ASC 280-10-50-40.

57. Please disclose the amount of assets for each of your segments as of the fiscal year ended December 31, 2008. Please refer to Item 101(b) of Regulation S-K.

Schedule I – Financial Information of Parent Company, page F-64

Condensed Statements of Operations, page F-65

58. We note that your net loss attributable to the company's common stockholders does not equal the same line item on your consolidated statements of operations appearing on page F-4. Please revise your registration statement as appropriate or advise us as to the reason for the difference.

Item 15. Recent Sales of Unregistered Securities, page II-2

59. Please provide the disclosure required by Item 701 of Regulation S-K with regard to all unregistered sales of your securities within the last three years or supplementally confirm that you have already provided this information.

Item 17. Undertakings, page II-7

60. Please tell us why you have included the first undertaking under this heading.

Exhibit Index

61. It appears that you have omitted the schedules and/or exhibits from the credit agreements incorporated by reference as exhibits 10.1, 10.3, 10.6, 10.12, 10.17, and 10.21. Please re-file these agreements to include all schedules and exhibits referenced therein. Refer to Item 601(b)(10) of Regulation S-K.

62. We note that the following agreements are not included in your exhibit list.

- Agreement pursuant to which Fifth Third agreed to waive REG Danville's noncompliance with its term loan covenants, as discussed on page 66.

- Agreements with Bunge for the provision of services related to raw materials procurement and the purchase and sale of biodiesel, as referenced on page 66.

- Agreement(s) for the Bell, LLC joint venture and leasing arrangement described on page 67.

- Employment agreement with Daniel Oh referenced on page 110.

- Agreement underlying your arrangement with West Central pursuant to which you have reimbursed West Central for compensating Jeffrey Stroburg, as described on pages 107 and 113.

- Purchase agreements between Bunge and REG Danville and REG Newton described on page 114.

- Tolling agreement with ED&F Man described on page 114.

- Termination agreement with USRG Holdco IX, LLC described on page 115.

- Asset purchase agreement entered into in connection with the Tellurian and ABDF asset acquisition pursuant to which you have an outstanding obligation to issue shares of common stock under certain conditions, as referenced on page 126.

Please file these agreements as exhibits with your next amendment or as soon as possible thereafter or explain to us why you are not required to do so under Item 601 of Regulation S-K.

Annual Report on Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 91

Changes in Internal Control over Financial Reporting, page 91

63. We note your disclosure that "[e]xcept for the changes described above, there have been no changes during the Company's quarter ended December 31, 2010 in [y]our internal control over financial reporting…that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." In future filings,

please revise your disclosure to affirmatively state, if true, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibit 31

64. We note that you omitted paragraph 4(b) from your Section 302 certifications. Please file an amendment to your annual report on Form 10-K for the fiscal year ended December 31, 2010 that contains the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Please refer to Question 246.13 of our Regulation S-K Compliance and Disclosure Interpretations available on our website. Please also comply with this comment with respect to your quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Stroburg
Renewable Energy Group, Inc.
August 15, 2011
Page 14

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

                                        Sincerely,

                                        /s/ Dietrich King for

                                        Pamela A. Long
                                        Assistant Director

cc: Blair White, Esq.
        Pillsbury Winthrop Shaw Pittman LLP (via E-mail)